
           CHUBB GROUP OF INSURANCE COMPANIES                           DECLARATIONS
                                                                        FINANCIAL INSTITUTION INVESTMENT
           15 Mountain View Road, Warren, New Jersey 07059              COMPANY ASSET PROTECTION BOND


NAME OF ASSURED (including its SUBSIDIARIES):                           Bond Number: 82047599

ADVANTAGE ADVISERS WHISTLER FUND, LLC, ET AL
                                                                        VIGILANT INSURANCE COMPANY
                                                                        Incorporated under the laws of New York
200 Park Avenue                                                         a stock insurance company herein called the COMPANY
NEW YORK, NY 10166
                                                                        55 Water Street, New York NY 10041-2899


ITEM 1.   BOND PERIOD:         from     12:01 a.m. on      September 2, 2007
                                 to     12:01 a.m. on      September 2, 2008

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY
          ANY INVESTMENT COMPANY.

                                                                                                        DEDUCTIBLE
           INSURING CLAUSE                                              LIMIT OF LIABILITY                AMOUNT
           ---------------                                              ------------------              ----------
           1.  Employee                                                 $ 1,500,000.                    $ 25,000.
           2.  On Premises                                              $ 1,500,000.                    $ 25,000.
           3.  In Transit                                               $ 1,500,000.                    $ 25,000.
           4.  Forgery or Alteration                                    $ 1,500,000.                    $ 25,000.
           5.  Extended Forgery                                         $ 1,500,000.                    $ 25,000.
           6.  Counterfeit Money                                        $ 1,500,000.                    $ 25,000.
           7.  Threats to Person                                        $ Not Covered                   $ N/A
           8.  Computer System                                          $ 1,500,000.                    $ 25,000.
           9.  Voice Initiated Funds Transfer Instruction               $ 1,500,000.                    $ 25,000.
          10.  Uncollectible Items of Deposit                           $ 25,000.                       $ 5,000.
          11.  Audit Expense                                            $ 25,000.                       $ 5,000.
          12.  Unauthorized Signatures                                  $ 1,500,000.                    $ 25,000.


ITEM 3.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
          Endorsement Nos. 1 - 4

          IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macon                          /s/ Thomas F. Motamed

Secretary                                    President



                                             /s/ Robert Hamburger
Countersigned by ____________________        __________________________________
                                                      Authorized Representative


ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98) Page 1 of 1

                  The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:


INSURING CLAUSES


EMPLOYEE          1.    Loss resulting directly from LARCENY or EMBEZZLEMENT
                        committed by any EMPLOYEE, alone or in collusion with others.


ON PREMISES       2.    Loss of PROPERTY resulting directly from robbery,
                        burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.


IN TRANSIT        3.    Loss of PROPERTY resulting directly from common law or
                        statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                        a. in an armored motor vehicle, including loading and unloading thereof,

                        b. in the custody of a natural person acting as a messenger of the ASSURED, or

                        c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                              (1)   written records,

                              (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

                              (3)   negotiable instruments not payable to
                                    bearer, which are not endorsed or are
                                    restrictively endorsed.

                        Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(CONTINUED)


FORGERY           4.    Loss resulting directly from:
OR ALTERATION

                        a. FORGERY on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                        b. transferring, paying or delivering any funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                        excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                        For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.


EXTENDED FORGERY  5.    Loss resulting directly from the ASSURED having, in good
                        faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                        a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                              (1) bear a FORGERY or a fraudulently material alteration,

                              (2)   have been lost or stolen, or

                              (3)   be COUNTERFEIT, or

                        b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

                        Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES


EXTENDED FORGERY        For the purpose of this INSURING CLAUSE, a mechanically
(CONTINUED)             reproduced facsimile signature is treated the same as a
                        handwritten signature.


COUNTERFEIT       6.    Loss resulting directly from the receipt by the ASSURED
MONEY                   in good faith of any COUNTERFEIT money.


THREATS           7.    Loss resulting directly from surrender of PROPERTY away
TO PERSON               from an office of the ASSURED as a result of a threat
                        communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a
                        RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                        a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                        b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                        It is agreed that for purposes of this INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.


COMPUTER SYSTEM   8.    Loss resulting directly from fraudulent:

                        a.    entries of data into, or

                        b.    changes of data elements or programs within,

                        a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                              (1) funds or other property to be transferred, paid or delivered,

                              (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

                              (3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(CONTINUED)


VOICE INITIATED   9.    Loss resulting directly from VOICE INITIATED FUNDS
FUNDS TRANSFER          TRANSFER INSTRUCTION directed to the ASSURED authorizing
INSTRUCTION             the transfer of dividends or redemption proceeds of
                        INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE INITIATED FUNDS TRANSFER INSTRUCTION was:

                        a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER INSTRUCTION,

                        b.    made by a person purporting to be a CUSTOMER, and

                        c. made by said person for the purpose of causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                        In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.


UNCOLLECTIBLE     10.   Loss resulting directly from the ASSURED having credited
ITEMS OF DEPOSIT        an account of a customer, shareholder or subscriber on
                        the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                        a.    redemptions or withdrawals to be permitted,

                        b.    shares to be issued, or

                        c.    dividends to be paid,

                        from an account of an INVESTMENT COMPANY.

                        In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                        ITEMS OF DEPOSIT shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.


AUDIT EXPENSE     11.   Expense incurred by the ASSURED for that part of the
                        cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS


ADDITIONAL COMPANIES    A.    If more than one corporation, or INVESTMENT
INCLUDED AS ASSURED           COMPANY, or any combination of them is included as
                              the ASSURED herein:

                              (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                              (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                              (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                              (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                              (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.


REPRESENTATION MADE     B.    The ASSURED represents that all information it has
BY ASSURED                    furnished in the APPLICATION for this Bond or
                              otherwise is complete, true and correct. Such
                              APPLICATION and other information constitute part of this Bond.

                              The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                              Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(CONTINUED)


ADDITIONAL OFFICES      C.    If the ASSURED, other than an INVESTMENT COMPANY,
OR EMPLOYEES -                while this Bond is in force, merges or
CONSOLIDATION,                consolidates with, or purchases or acquires assets
MERGER OR PURCHASE            or liabilities of another institution, the ASSURED
OR ACQUISITION                shall not have the coverage afforded under this
OF ASSETS OR                  Bond for loss which has:
LIABILITIES -
NOTICE TO COMPANY             (1)   occurred or will occur on premises, or

                              (2)   been caused or will be caused by an
                                    employee, or

                              (3) arisen or will arise out of the assets or liabilities,

                              of such institution, unless the ASSURED:

                                    a.    gives the COMPANY written notice of
                                          the proposed consolidation, merger or
                                          purchase or acquisition of assets or
                                          liabilities prior to the proposed
                                          effective date of such action, and

                                    b.    obtains the written consent of the
                                          COMPANY to extend some or all of the
                                          coverage provided by this Bond to such
                                          additional exposure, and

                                    c.    on obtaining such consent, pays to the
                                          COMPANY an additional premium.


CHANGE OF CONTROL -     D.    When the ASSURED learns of a change in control
NOTICE TO COMPANY             (other than in an INVESTMENT COMPANY), as set
                              forth in Section 2(a) (9) of the Investment
                              Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                              (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

                              (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                              (3)   the total number of outstanding voting
                                    securities.

                              Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.


COURT COSTS AND         E.    The COMPANY will indemnify the ASSURED for court
ATTORNEYS' FEES               costs and reasonable attorneys' fees incurred and
                              paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                              (1)   an EMPLOYEE admits to being guilty of
                                    LARCENY OR EMBEZZLEMENT,

                              (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS


COURT COSTS AND               (3)   in the absence of 1 or 2 above, an
ATTORNEYS' FEES                     arbitration panel agrees, after a review of
(CONTINUED)                         an agreed statement of facts between the
                                    COMPANY and the ASSURED, that an EMPLOYEE would be found guilty of LARCENY OR
                                    EMBEZZLEMENT if such EMPLOYEE were
                                    prosecuted.

                              The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                              If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                              If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                              If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                              If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                              Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS


DEFINITIONS       1.    As used in this Bond:

                        a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                        b. COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                        c. CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                        d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION.

                        e.    EMPLOYEE means:

                              (1)   an officer of the ASSURED,

                              (2)   a natural person while in the regular
                                    service of the ASSURED at any of the
                                    ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                              (3)   a guest student pursuing studies or
                                    performing duties in any of the ASSURED'S premises,

                              (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

                              (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                              (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

                              (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to PROPERTY of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS


DEFINITIONS                   (8)   each natural person, partnership or
(CONTINUED)                         corporation authorized by written agreement
                                    with the ASSURED to perform services as
                                    electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                                    a.    creating, preparing, modifying or
                                          maintaining the ASSURED'S computer
                                          software or programs, or

                                    b.    acting as transfer agent or in any
                                          other agency capacity in issuing
                                          checks, drafts or securities for the
                                          ASSURED,

                              (9)   any partner, officer or employee of an
                                    investment advisor, an underwriter
                                    (distributor), a transfer agent or
                                    shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT COMPANY or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to PROPERTY of AN INVESTMENT COMPANY.

                                    The term EMPLOYEE shall not include any
                                    partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                    a.    which is not an "affiliated person"
                                          (as defined in Section 2(a) of the
                                          Investment Company Act of 1940) of an
                                          INVESTMENT COMPANY or of the
                                          investment advisor or underwriter
                                          (distributor) of such INVESTMENT
                                          COMPANY, or

                                    b.    which is a "bank" (as defined in
                                          Section 2(a) of the Investment Company
                                          Act of 1940).

                                          This Bond does not afford coverage in
                                          favor of the employers of persons as
                                          set forth in e. (4), (5) and (8)
                                          above, and upon payment to the ASSURED
                                          by the COMPANY resulting directly from
                                          LARCENY OR EMBEZZLEMENT committed by
                                          any of the partners, officers or
                                          employees of such employers, whether
                                          acting alone or in collusion with
                                          others, an assignment of such of the
                                          ASSURED'S rights and causes of action
                                          as it may have against such employers
                                          by reason of such acts so committed
                                          shall, to the extent of such payment,
                                          be given by the ASSURED to the
                                          COMPANY, and the ASSURED shall execute
                                          all papers necessary to secure to the
                                          COMPANY the rights provided for
                                          herein.

                                    Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                    Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS


DEFINITIONS                   f.    FORGERY means the signing of the name of
(CONTINUED)                         another natural person with the intent to
                                    deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                              g. INVESTMENT COMPANY means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                              h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                              i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                              j. PROPERTY means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                              k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                              l.    SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                    INSTRUMENTS means original (including
                                    original counterparts) negotiable or
                                    non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS


DEFINITIONS             m.    SUBSIDIARY means any organization that, at the
(CONTINUED)                   inception date of this Bond, is named in the
                              APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                        n. TRANSPORTATION COMPANY means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                        o. VOICE INITIATED ELECTION means any election concerning dividend options available to INVESTMENT COMPANY shareholders or subscribers which is requested by voice over the telephone.

                        p. VOICE INITIATED REDEMPTION means any redemption of shares issued by an INVESTMENT COMPANY which is requested by voice over the telephone.

                        q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                        For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.


GENERAL           2.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO           a.    loss not reported to the COMPANY in writing within
ALL INSURING                  sixty (60) days after termination of this Bond as
CLAUSES                       an entirety;

                        b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                        c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                        d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                        e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                        f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                        g. loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS


GENERAL                 h.    loss resulting from dishonest acts by any member
EXCLUSIONS -                  of the Board of Directors or Board of Trustees of
APPLICABLE TO                 the ASSURED who is not an EMPLOYEE, acting alone
ALL INSURING                  or in collusion with others;
CLAUSES
(CONTINUED)             i.    loss, or that part of any loss, resulting solely
                              from any violation by the ASSURED or by any
                              EMPLOYEE:

                              (1)   of any law regulating:

                                    a.    the issuance, purchase or sale of
                                          securities,

                                    b.    securities transactions on security or
                                          commodity exchanges or the over the
                                          counter market,

                                    c.    investment companies,

                                    d.    investment advisors, or

                              (2) of any rule or regulation made pursuant to any such law; or

                        j. loss of confidential information, material or data;

                        k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.


SPECIFIC          3.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO           a.    loss caused by an EMPLOYEE, provided, however,
ALL INSURING                  this Section 3.a. shall not apply to loss covered
CLAUSES                       under INSURING CLAUSE 2. or 3. which results
EXCEPT INSURING               directly from misplacement, mysterious
CLAUSE 1.                     unexplainable disappearance, or damage or
                              destruction of PROPERTY;

                        b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                              (1) to do bodily harm to any natural person, except loss of PROPERTY in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

                              (2) to do damage to the premises or PROPERTY of the ASSURED;

                        c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

                        d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                        e.    loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS


SPECIFIC                f.    loss resulting from the failure for any reason of
EXCLUSIONS -                  a financial or depository institution, its
APPLICABLE TO                 receiver or other liquidator to pay or deliver
ALL INSURING                  funds or other PROPERTY to the ASSURED provided
CLAUSES                       further that this Section 3.f. shall not apply to
EXCEPT INSURING               loss of PROPERTY resulting directly from robbery,
CLAUSE 1.                     burglary, misplacement, mysterious unexplainable
(CONTINUED)                   disappearance, damage, destruction or removal from
                              the possession, custody or control of the ASSURED.

                        g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                        h. loss resulting from entries or changes made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER SYSTEM; or

                        i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.


SPECIFIC          4.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO           a.    loss resulting from the complete or partial
ALL INSURING                  non-payment of or default on any loan whether such
CLAUSES EXCEPT                loan was procured in good faith or through trick,
INSURING CLAUSES              artifice, fraud or false pretenses; provided,
1., 4., AND 5.                however, this Section 4.a. shall not apply to
                              INSURING CLAUSE 8.;

                        b.    loss resulting from forgery or any alteration;

                        c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

LIMIT OF          5.    At all times prior to termination of this Bond, this
LIABILITY/NON-          Bond shall continue in force for the limit stated in the
REDUCTION AND           applicable sections of ITEM 2. of the DECLARATIONS,
NON-ACCUMULATION        notwithstanding any previous loss for which the COMPANY
OF LIABILITY            may have paid or be liable to pay under this Bond
                        provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                        a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                        b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                        c. all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS


LIMIT OF                d.    any one casualty or event other than those
LIABILITY/NON-                specified in a., b., or c. above, shall be deemed
REDUCTION AND                 to be one loss and shall be limited to the
NON-ACCUMULATION              applicable LIMIT OF LIABILITY stated in ITEM 2. of
OF LIABILITY                  the DECLARATIONS of this Bond irrespective of the
(CONTINUED)                   total amount of such loss or losses and shall not
                              be cumulative in amounts from year to year or from period to period.

                        All acts, as specified in c. above, of any one person which

                        i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                        ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.


DISCOVERY         6.    This Bond applies only to loss first discovered by an
                        officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                              a. facts which may subsequently result in a loss of a type covered by this Bond, or

                              b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                              regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.


NOTICE TO         7.    a.    The ASSURED shall give the COMPANY notice thereof
COMPANY -                     at the earliest practicable moment, not to exceed
PROOF - LEGAL                 sixty (60) days after discovery of loss, in an
PROCEEDINGS                   amount that is in excess of 50% of the applicable
AGAINST COMPANY               DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the
                              DECLARATIONS.

                        b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                        c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                        d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                        e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS


NOTICE TO               f.    Proof of loss involving VOICE INITIATED FUNDS
COMPANY -                     TRANSFER INSTRUCTION shall include electronic
PROOF - LEGAL                 recordings of such instructions.
PROCEEDINGS
AGAINST COMPANY
(CONTINUED)


DEDUCTIBLE        8.    The COMPANY shall not be liable under any INSURING
AMOUNT                  CLAUSES of this Bond on account of loss unless the
                        amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                        There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.


VALUATION         9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                        The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                        The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                        In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                        OTHER PROPERTY
                        The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(CONTINUED)


SECURITIES        10.   In the event of a loss of securities covered under this
SETTLEMENT              Bond, the COMPANY may, at its sole discretion, purchase
                        replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                        The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                        a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                        b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                        c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                        The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                        The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                        The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.


SUBROGATION -     11.   In the event of a payment under this Bond, the COMPANY
ASSIGNMENT -            shall be subrogated to all of the ASSURED'S rights of
RECOVERY                recovery against any person or entity to the extent of
                        such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                        Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                        a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                        b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                        c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS


SUBROGATION -           d.    fourth, to the ASSURED in satisfaction of any loss
ASSIGNMENT -                  suffered by the ASSURED which was not covered
RECOVERY                      under this Bond.
(CONTINUED)
                        Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.


COOPERATION       12.   At the COMPANY'S request and at reasonable times and
OF ASSURED              places designated by the COMPANY, the ASSURED shall:

                        a. submit to examination by the COMPANY and subscribe to the same under oath,

                        b. produce for the COMPANY'S examination all pertinent records, and

                        c. cooperate with the COMPANY in all matters pertaining to the loss.

                        The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.


TERMINATION       13.   If the Bond is for a sole ASSURED, it shall not be
                        terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                        If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                        This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                        a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                        b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                        c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                        The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS


TERMINATION             If any partner, director, trustee, or officer or
(CONTINUED)             supervisory employee of an ASSURED not acting in
                        collusion with an EMPLOYEE learns of any dishonest act committed by such EMPLOYEE at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                        a. shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                        b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                        The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.


OTHER INSURANCE   14.   Coverage under this Bond shall apply only as excess over
                        any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                        a.    the ASSURED,

                        b.    a TRANSPORTATION COMPANY, or

                        c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.


CONFORMITY        15.   If any limitation within this Bond is prohibited by any
                        law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.


CHANGE OR         16.   This Bond or any instrument amending or affecting this
MODIFICATION            Bond may not be changed or modified orally. No change in
                        or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                        If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

CHANGE OR               If this Bond is for a joint ASSURED, no charge or
MODIFICATION            modification which would adversely affect the rights of
(CONTINUED)             the ASSURED shall be effective prior to sixty (60) days
                        after written notice has been furnished to all insured
                        INVESTMENT COMPANIES and to the Securities and Exchange
                        Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                                      VIGILANT INSURANCE COMPANY
                                                      Endorsement No: 1
                                                      Bond Number:    82047599

NAME OF ASSURED: ADVANTAGE ADVISERS WHISTLER FUND, LLC, ET AL


                        AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Advantage Advisers Whistler Fund, LLC
Advantage Advisers Xanthus Fund, LLC
Advantage Advisers Management, LLC

This Endorsement applies to loss discovered after 12:01 a.m. on September 2, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 13, 2007


By /s/ Robert Hamburger
   ___________________________
    Authorized Representative


ICAP Bond
Form 17-02-6272 (Ed. 8-04) Page 1

                                                      VIGILANT INSURANCE COMPANY
                                                      Endorsement No.: 2
                                                      Bond Number:     82047599


NAME OF ASSURED: ADVANTAGE ADVISERS WHISTLER FUND, LLC, ET AL

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding the following INSURING CLAUSE:

      12.   Unauthorized Signature

          Loss resulting directly from the ASSURED having accepted, paid or cashed any check or WITHDRAWAL ORDER made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account. It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.    By adding to Section 1., Definitions, the following:

      r. INSTRUCTION means a written order to the issuer of an UNCERTIFICATED SECURITY requesting that the transfer, pledge or release from pledge of the specified UNCERTIFICATED SECURITY be registered.

      s. UNCERTIFICATED SECURITY means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

            (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

            (2) of a type commonly dealt in on securities exchanges or markets, and

            (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1

      t. WITHDRAWAL ORDER means a non-negotiable instrument, other than an INSTRUCTION, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.




This Endorsement applies to loss discovered after 12:01 a.m. on September 2, 2007.



ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 13, 2007


By /s/ Robert Hamburger
   ___________________________
    Authorized Representative


ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2

                                                      VIGILANT INSURANCE COMPANY

                                                      Endorsement No.: 3

                                                      Bond Number: 82047599



NAME OF ASSURED: ADVANTAGE ADVISERS WHISTLER FUND, LLC, ET AL

                         NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding to Section 13, Termination, the following:

      Bonds In Effect Sixty (60) Days Or Less

      If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

      Bonds In Effect More Than Sixty (60) Days

      If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

      1.    Nonpayment of premium;

      2. Conviction of a crime arising out of acts increasing the hazard insured against;

      3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

      4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

      5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 1

      6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

      7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the PROPERTY will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

      Notice Of Termination

      Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

      Return Premium Calculations

      The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.    By adding a new Section reading as follows:

      "Section 17. Election To Conditionally Renew / Nonrenew This Bond

      Conditional Renewal

      If the COMPANY conditionally renews this Bond subject to:

      1.    Change of limits of liability;

      2.    Change in type of coverage;

      3.    Reduction of coverage;

      4.    Increased deductible;

      5.    Addition of exclusion; or

      6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

      Notices Of Nonrenewal And Conditional Renewal

      1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

            a.    The expiration date; or

            b. The anniversary date if this Bond has been written for a term of more than one year.


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 2

      2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

      3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3. By adding to General Agreement B., Representations Made By Assured, the following:

      No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.



This Endorsement applies to loss discovered after 12:01 a.m. on September 2, 2007.



ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 13, 2007


By /s/ Robert Hamburger
   ___________________________
    Authorized Representative


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 3

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: September 2, 2007           VIGILANT INSURANCE COMPANY
                                                    Endorsement/Rider  No. 4
                                                    To be attached to and
                                                    form a part of Bond 82047599


Issued to: ADVANTAGE ADVISERS WHISTLER FUND, LLC, ET AL

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

      If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.


The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


By /s/ Robert Hamburger
   ___________________________
    Authorized Representative


17-02-2437 (12/2006) rev. Page 1

Effective date of
this endorsement: September 2, 2007    VIGILANT INSURANCE COMPANY
                                       Endorsement No.: 4
                                       To be attached to and form a part of Bond
                                       Number:   82047599


Issued to: ADVANTAGE ADVISERS WHISTLER FUND, LLC, ET AL

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.




ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 13, 2007


By /s/ Robert Hamburger
   ___________________________
    Authorized Representative


Form 14-02-9228 (Ed. 4/2004)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY AS MANAGER OF THE MEMBER INSURERS OF THE
                                  CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.



Form 14-02-12160 (ed. 7/2006)

                        IMPORTANT NOTICE TO POLICYHOLDERS



      All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

      Thank you for choosing Chubb.


10-02-1295 (ed. 5/2007)

RESOLUTIONS FROM THE BOARD OF MANAGERS MEETING HELD ON AUGUST 9, 2007

APPROVAL OF FORM OF FIDELITY BOND COVERAGE

The following resolution was approved by the Board of Managers of the Advantage Advisers Xanthus Fund, LLC at the Regular Meeting of the Board of Managers held on August 9, 2007:

RESOLVED,  that the Board, and the Independent Managers (voting separately), hereby: (i) approve the renewal, for an additional annual period through September 2, 2008, of the fidelity bond issued by the National Union Fire Insurance Company of Pittsburgh, P.A. and currently maintained jointly by Whistler and Xanthus providing coverage in the amount of $1,500,000 (the "Fidelity Bond"); and (ii) determine, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that the Fidelity Bond is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the aggregate assets of Whistler and Xanthus the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the portfolios of Whistler and Xanthus; and further

RESOLVED,  that the Board, and the Independent Managers (voting separately), hereby: (i) authorize the Fund to share in the payment of the annual premium (such premium in substantially the same amount as was paid for the current term) applicable to the Fidelity Bond, and in an amount that shall be determined based on the relative total assets of Whistler and Xanthus as of August 31, 2007; and (ii) determine that the portion of the premium to be paid by the Fund is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds under the Fidelity Bond, the nature of their businesses, the amount of the joint fidelity coverage and the amount of the premium for such bond, the ratable allocation of the premium among the parties, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had maintained a separate fidelity bond; and further

RESOLVED,  that the Board hereby acknowledges that certain rights and responsibilities of Whistler and Xanthus with respect to the Fidelity Bond and recoveries thereunder shall continue to be defined pursuant to the terms of the Joint Insured Fidelity Bond Agreement currently in existence between Whistler and Xanthus; and further

RESOLVED,  that Bryan McKigney hereby is designated as the person authorized to make all applicable filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED,  that in the event that the amount of the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the officers of OAM who have been authorized by the Board to sign agreements on behalf of the Fund, be, and hereby are, authorized and directed to obtain an increase in the amount of the Fidelity Bond coverage to comply with such requirements and to allocate the additional premium payable therefore between Whistler and Xanthus based on their relative total assets, determined as of the end of the last business day of the month preceding the effective date of the increase in coverage; and further

RESOLVED,  that the officers of OAM who have been authorized by the Board to sign agreements on behalf of the Fund be, and they hereby are, authorized and directed to take such actions as may be necessary to renew the Fidelity Bond, and are authorized to pay on behalf of the Fund the applicable annual premium therefor.

                      JOINT INSURED FIDELITY BOND AGREEMENT

                Agreement effective as of the 10th day of February, 1999, as amended through August 9, 2007, by and among Advantage Advisers Xanthus Fund, L.L.C. ("Xanthus") and Advantage Advisers Whistler Fund, L.L.C. ("Whistler") and other funds with respect to which Oppenheimer Asset Management Inc. ("OAM") will act in the future as Managing Member to a limited liability company that is an investment adviser of such fund and which agree to become a party to this Agreement ("Other Funds") (hereinafter collectively referred to as the "Funds").

                                   WITNESSETH:

                WHEREAS, each Fund is a limited liability company organized under the laws of the State of Delaware and registered as a closed-end, management investment company under the Investment Company Act of 1940, as amended (the "Act");

                WHEREAS, each Fund that is a party to this Agreement is set forth on Schedule 1 hereto, as such Schedule may be revised from time to time;

                WHEREAS, Advantage Advisers Management, L.L.C. (the "Adviser") is the investment adviser of Xanthus and Whistler;

                WHEREAS, OAM is the Managing Member of the Adviser;

                WHEREAS, each Fund has agreed to be a joint insured under a fidelity bond (the "Bond") as permitted by Rule 17g-1 under the Act;

                WHEREAS, the Board of Managers (each, a "Board") of Xanthus and Whistler approved; and

                WHEREAS, the parties have entered into this Agreement in order to comply with Rule 17g-l promulgated by the Securities and Exchange Commission under the Act.

                NOW THEREFORE IT IS HEREBY AGREED:

                1. That each Fund agrees: (i) to maintain the total amount of the Bond in an amount at least equal to the aggregate amount of the minimum fidelity insurance which would be required of each Fund by paragraph (d)(l) of Rule 17g-1 under the Act were the Funds not insured under a joint fidelity bond ("minimum coverage"); and (ii) that each Fund will share in each year's premium cost in such amounts or percentages as shall be determined annually by the Boards of the Funds, including a majority of the Managers who are not "interested persons" of the Funds, as defined by the Act and the rules thereunder.

                2. If any recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other named insureds, such Fund shall receive an equitable and proportionate share of the recovery, but such recovery shall at least equal the amount which the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)( 1) of Rule 17g-1 under the Act.

                3. Other Funds may become parties to this Agreement and agree to be bound by the terms of this Agreement upon approval by such Fund's Managers and upon the addition of the Fund to Schedule 1 hereto.

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective as of the date set forth above.

                                 ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.



                                 By: /s/ Bryan McKigney
                                     ------------------------
                                     Name: Bryan McKigney
                                     Title: Principal Manager

                                 ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.



                                 By: /s/ Bryan McKigney
                                     ------------------------
                                     Name: Bryan McKigney
                                     Title: Principal Manager

                                   SCHEDULE 1

Advantage Advisers Whistler Fund, L.L.C.

Advantage Advisers Xanthus Fund, L.L.C.